AGRIFY CORPORATION

1600 District Avenue, Unit 106

Burlington, MA 01803

October 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Agrify Corporation

Draft Registration Statement on Form S-1

Submitted August 12, 2020

CIK No. 0001800637

Dear Ms. Adams:

Agrify Corporation (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 8, 2020, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed with the Commission on August 12, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in an Amendment No. 1 to the Draft Registration Statement (the “Amended Registration Statement”) which is being submitted to the Commission concurrently with the submission of this letter.

Draft Registration Statement on Form S-1 submitted August 12, 2020

Cover Page

1.	Please revise to clarify whether you will proceed with the offering in the event you are not approved for listing on Nasdaq Capital Market. In this regard, we note your disclosure that you intend to apply for listing on Nasdaq, and your disclosure on page 30 that you may be a penny stock if you do not obtain a listing.

RESPONSE: We have revised the disclosure on the cover page of the prospectus and elsewhere as applicable in the prospectus to state that we will not proceed with the offering in the event our common stock is not approved for listing on Nasdaq.

Prospectus Summary
Overview, page 1

2.	Please revise your summary so that it is brief, concise, and avoids repeating information about your business and related matters provided later in your document. In this regard, we note your disclosure focuses on the AVFU offering and associated software to the exclusion of the product offerings that represent a material portion of your revenues to date. Revise your summary to provide a view of all of your material product offerings. In doing so, clarify where “container farms” fit within your product offerings, including how they differ from vertical farming units. We note the references to container farms in the footnote on page 15, and on pages 42, 46 and F-10.

RESPONSE: We have revised the Summary in accordance with the Staff’s comment in a manner that we believe is helpful to investors in providing a brief and concise overview of our business and all of our material product offerings. We believe that the current summary contains the material disclosures necessary to inform potential investors of the material aspects of our business that are elaborated on further in the prospectus.

3.	In revising your summary, clarify the products that have generated your revenues to date. We note from page 51 that you “have started taking pre-orders for the newest version of [y]our flagship hardware product,” the AVFU. Clarify whether this the first version of this product you have sold, or was there an earlier version. In this regard, to the extent your “core business model” discussed on page 53 is prospective, revise your document to clarify. Also clarify what percentage of your revenues for 2020 relate to your acquisition of your customer, TriGrow, disclosed on pages 19 and 40.

RESPONSE: We have revised the disclosure on pages 1, 2 and 55 of the Amended Registration Statement to clarify the products that have generated our revenues to date and that there have been several versions of the AVFU we have sold. We have also revised the disclosure in the Amended Registration Statement to reflect that our core business model is prospective. For the Staff’s information, the reference to TriGrow as a concentrated customer in the risk factor on page 19 was erroneous. Prior to the acquisition, TriGrow served as our exclusive distributor and the reference to consolidated revenue from one customer in the six months ended June 30, 2020 is related to TriGrow’s customer (“End-Customer”). For the six months ended June 30, 2020, the total revenue of $4,000,000, which accounted for approximately 89.3% of our total consolidated revenue, was generated from transactions with the End-Customer, after the acquisition of TriGrow was completed.

4.	Please clarify in your Summary whether your software is required to operate your hardware product offerings, including but not limited to the AVFU. Please also clarify whether your software product can be used independently or if it is only designed to work with the equipment you sell.

RESPONSE: We have clarified in the Summary that our Agrify Insights software is required to operate our AVFUs, but not our other hardware offerings, and it is currently only available to customers who intend to use it in tandem with the AVFUs. We have also disclosed in the Summary that we have not offered our software independently, although we may revisit that possibility in the future given the considerable interest we have received in our software as a standalone product.

5.	Explain the following defined terms at their first use:

●	SaaS, page 1;

●	OpEx, page 8;

●	Sandler Training sales process, page 9;

●	“Container Farms,” page 15; and

●	PCT, page 24.

RESPONSE: We have defined each of the foregoing terms at their first use in accordance with the Staff’s comment, except we have not defined “Container Farms” because this term is no longer used in the Amended Registration Statement since that product is no longer material to our current business.

Our Competitive Strengths, page 7

6.	Provide the bases for the statements on page 7 that you have “market leading technology” and on page 8 that Valiant-American is a “leading” consulting and general contractor of industrial facilities.

RESPONSE: We have revised pages 7 and 55 of the Amended Registration Statement to disclose that we believe we have a “market leading technology” in that the totality of our product offering forms an unrivaled value proposition from a single source, and the integrated nature of our core hardware and software allows our customers to produce at scale, high-quality products with consistency that meet the growing demand and needs of end users at the lowest cost. In addition, we have revised pages 8 and 56 of the Amended Registration Statement to describe Valiant-America as an “experienced” consulting and general contractor of industrial facilities.

7.	On page 7 you include the strength that your “shareholder base includes large Asian scale- up manufacturers that grant us access to their resources and accordingly should enable us to mass produce our products with the support we need.” Clarify if you refer to your distribution agreements with Bluezone Products and Enozo, or if there are other agreements. We note the agreement with Sonneteck TJ Co., Ltd. listed in your exhibit index, but see no reference to that company in the document. Revise the appropriate section of your registration statement to disclose the material terms of the Sonneteck agreement.

RESPONSE: We have revised the disclosure on pages 7, 8 and 56 of the Amended Registration Statement to clarify that we are referring to our relationship with Inventronics, whose founder sits on our board of directors. The Staff’s comment also refers to Sonneteck TJ Co., Ltd., which is one of our suppliers of lighting components. The Staff is advised that our agreement with Sonneteck was made in the ordinary course of our business and is not a material agreement. Accordingly, we have removed the reference to the agreement with Sonneteck TJ Co., Ltd. in the exhibit index.

8.	We note the discussion of the joint venture with Valiant-America, disclosed on page 8. Tell us what, if any, of the turnkey product revenues you discuss in your summary are attributable to Valiant’s role in your joint venture. We note from page 70 that you “consolidate 100% of the revenues that go through the joint venture, and [you] recognize 60% of all the net profits after the agreed upon work has been completed.”

RESPONSE: We have revised pages 8 and 56 of the Amended Registration Statement to disclose that our joint venture with Valiant-America is relatively new and generated 7.1% (or $350,000) in total revenue in the first six months of 2020.

Industry Overview, page 8

9.	We note references to third-party market data from MarketsandMarkets, Allied Market Research, Market Watch and several other sources. Please provide us with copies of any materials that support third-party statements and advise us if any of the data cited was commissioned by the company.

RESPONSE: We will provide to the Staff copies of the materials that support the third-party statements and hereby advise the Staff that none of the data cited was commissioned by us. The data referenced in the Registration Statement was obtained from research conducted by unaffiliated third-party sources.

Our Growth Strategy, page 9

10.	Clarify the “upward trajectory” to which you refer given the “history of losses” and “expect[ed] significant increases in our costs” discussed in the risk factors on pages 11 and 17.

RESPONSE: We have revised pages 8 and 56 of the Amended Registration Statement to disclose that our joint venture with Valiant-America is relatively new and generated 7.1% (or $350,000) in total revenue in the first six months of 2020.

Summary Financial and Other Data, page 14

11.	Please revise to remove the “Pro Forma” label from your interim March 31, 2020 Statement of Operations financial information included on pages 14, 16 and 38 as it represents your historical results.

RESPONSE: We removed the “Pro Forma” label from our interim March 31, 2020 Statement of Operations financial information included on pages 14, 16 and 40 of the Amended Registration Statement.

12.	Please revise to provide Balance Sheet data for the current interim period in this tabular presentation as well as on page 38.

RESPONSE: We have revised pages 14 and 40 of the Amended Registration Statement to provide balance sheet data for the current interim period.

13.	We see here and on page 38 that you present a blank line item, “Net income (loss) per share, basic and diluted” that is not otherwise included or discussed in the filing. Please tell us whether you intend to include this earnings per share information in a future amendment or revise to remove it. In this regard, tell us your consideration of presenting pro forma earnings per share information which reflects the conversion of your recently issued preferred stock.

RESPONSE: We intend to include this earnings per share information in a future amendment on a pro forma basis when we include a price range and can accordingly determine a pro forma conversion price of our preferred stock and convertible notes. As of the date of this letter, the conversion of our preferred stock and convertible notes will vary based on the future pricing of our initial public offering.

Reconciliation of Non-GAAP Measures, page 15

14.	Your computation of EBITDA excludes a loss from the sale of fixed assets in addition to interest, taxes, depreciation and amortization. Please revise the title of this non-GAAP measure to clearly distinguish it from EBITDA. Refer to Question 103.01 of the Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE: We have revised page 16 of the Amended Registration Statement in accordance with the Staff’s comment.

15.	We see that your presentation of Adjusted EBITDA includes a write off of assets of approx. $662,000 but do not see where this is presented in you interim income statement or see any related discussion. Please revise to explain the nature of the write-off, where it is included in your financial statements and why you believe it is appropriate to adjust EBIDTA in this presentation.

RESPONSE: We have revised page 16 of the Amended Registration Statement in accordance with the Staff’s comment.

16.	We note the discussion that the most directly comparable measures for your non-GAAP financial measures are net income and diluted net income per share. However, we see no non-GAAP measures presented or reconciled on a per share basis and diluted net income per share is not provided in the filing. Please revise to only reference measures presented and discussed in the filing.

RESPONSE: We have revised the disclosure on page 16 of the Amended Registration Statement to only reference measures presented and discussed therein in accordance with the Staff’s comment.

17.	We note the heading of this reconciliation refers to the amounts as presented “in thousands” when it appears the amounts are whole numbers. Please revise.

RESPONSE: We have revised the disclosure on page 16 of the Amended Registration Statement in accordance with the Staff’s comment.

Risk Factors
Risks Related to our Business and Industry, page 17

18.	In the COVID-19-related risk factor on pages 18-19, you state you were forced to limit store business hours. On page 49, you reference “retail products.” Revise your business section and any other relevant section to disclose what retail operations you maintain. Also clarify the statement that the “pandemic has caused temporary or long-term disruptions in our supply chains.”

RESPONSE: We have revised the Amended Registration Statement to remove the references to any retail business. We have also revised the disclosure on pages 18 and 19 of the Amended Registration Statement to clarify the statement that the “pandemic has caused temporary or long-term disruptions in our supply chains.”

19.	On page 19, you state you rely on limited suppliers for your software, however, on page 66 you state you developed your software in-house. Please clarify.

RESPONSE: We have revised the disclosure on page 19 of the Amended Registration Statement to reconcile the disclosure with respect to our suppliers in accordance with the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 30

20.	You state, “neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.” Clarify this statement. While “safe harbors apply to required statements concerning the future effect of known trends, demands, commitments, events or uncertainties, as well as to optional forward-looking statements,” you have a duty to disclose known trends that are reasonably likely to be material. Refer to Section II.B of Release No. 33-6835 (May 18, 1989).

RESPONSE: We have removed this sentence from the disclosure on forward-looking statements in accordance with the Staff’s comment.

Acquisition of TriGrow, page 40

21.	We note the “profit interest investment” you are obligated to make as a result of the purchase of TriGrow. Revise the appropriate section of the prospectus to disclose the material terms of this investment and file it as an exhibit or tell us why it is not material. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 42 of the Amended Registration Statement in accordance with the Staff’s comment. We have filed the profit interest agreement as Exhibit 10.11 to the Amended Registration Statement.

Impact of the coronavirus pandemic (“COVID-19”), page 41

22.	Revise to further describe the ways in which the pandemic caused disruptions in your supply chain and your expectations, noting you are obligated to disclose forward looking information to the extent it is known and reasonably certain. If you cannot provide additional information, tell us why not.

RESPONSE: We have revised the disclosure on page 43 of the Amended Registration Statement in accordance with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 45

23.	Tell us whether the build out services revenue is attributable to Valiant, and the amount potentially payable to Valiant pursuant to your agreement.

RESPONSE: We have revised pages 8 and 56 of the Amended Registration Statement in accordance with the Staff’s comment to disclose that revenue from build-out services will be attributed to Agrify-Valiant (our joint venture). Our joint venture can engage any contractor, although we believe that Valiant is the most knowledgeable of the build-out requirements needed for our AVFUs, and therefore, they are our preferred contractor. Ultimately, the amount payable to Valiant is subject to the requirements of the specific work, location and use of subcontractors.

24.	Expand the discussion throughout this section to not only recite the changes in your results, but to provide an analysis by which potential investors may better understand the results. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 (May 18, 1989) and 33-8350 (Dec. 29, 2003).

RESPONSE: We have expanded the discussion throughout this section of the Amended Registration Statement in accordance with the Staff’s comment.

Business Overview, page 50

25.	Please provide disclosure here and in Risk Factors, as appropriate, regarding restrictions and regulations relating to your operations in China and how it impacts your business.

RESPONSE: The Staff is advised that we do not have operations in China. We do however rely on raw materials and components imported from China. We believe that the existing risk factor disclosure on page 23 of the Amended Registration Statement entitled “Increases in costs, disruption of supply or shortage of raw materials could harm our business” adequately addresses the potential risk of sustained or increased tariffs from goods coming from China.

26.	On page 53, you state, “we have $96 million of carefully vetted potential sales opportunities (which refer to as our qualified pipeline), and we expect a significant percentage of this pipeline to be converted into confirmed bookings during the second half of 2020 and first half of 2021.” Tell us what you consider to be a “significant percentage.”

RESPONSE: We have revised the disclosure on pages 2, 55 and 74 of the Amended Registration Statement in accordance with the Staff’s comment as well as to provide additional disclosure regarding our qualification process and to remove the reference to “significant percentage”.

Core Bundled Solution, page 58

27.	On page 64 you site anecdotal evidence that one customer had increased yields in one season growing lettuce varieties using your lights. Tell us whether you believe this result is typical for this product and explain on what basis you made the determination.

RESPONSE: We have revised the disclosure on page 67 of the Amended Registration Statement in accordance with the Staff’s comment.

Intellectual Property, page 76

28.	Revise to disclose what intellectual property rights you license from Holden Company, as disclosed in the risk factor on page 27, and disclose the material terms of your license agreement. File the license agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have removed the risk factor as it is no longer relevant. The trademarks noted here have been assigned to our subsidiary Agrify Brands LLC.

Management, page 78

29.	On page 83 you disclose that your founder, Mr. Liotta, resigned as of August 5, 2020. Please clarify this section and your Executive Compensation table.

RESPONSE: We have revised the disclosure on pages 81 and 85 of the Amended Registration Statement in accordance with the Staff’s comment.

Certain Relationships and Related-Party Transactions, page 87

30.	Please expand to describe the consulting agreement between TriGrow and Argand Group, LLC, or tell us why you do not believe it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 91 of the Amended Registration Statement in accordance with the Staff’s comment. For the Staff’s information, this consulting agreement was terminated in March 2019 and no fees remain outstanding to Argand. Accordingly, we do not believe it is required to be filed as an exhibit to the Amended Registration Statement.

Shares Eligible for Future Sale, page 93

31.	File the registration rights agreement disclosed on page 94 as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

RESPONSE: We have filed the registration rights agreement as Exhibit 10.12 to the Amended Registration Statement.

Financial Statements for the Year Ended December 31, 2019
Consolidated Statement of Cash Flows, page F-6

32.	We see that your statement of cash flows reflects the issuance of a note payable of approx. $3.9 million. Please tell us how this note is reflected in your Balance Sheet and where it is discussed in the notes to the financial statements.

RESPONSE: We have revised the statement of cash flows on page F-6 of the Amended Registration Statement to disclose the nature of the transaction is net proceeds from issuance of common stock. This is discussed in Note 9 to the Financial Statements for the Year Ended December 31, 2019 on page F-16 of the Amended Registration Statement.

Statement of Cash Flows, page F-23

33.	Your statement of cash flows appears to indicate a cash outflow of $1.1 million for cash paid for business acquisition. Please reconcile this for us with your disclosure in footnote 11 that does not disclose any cash payment.

RESPONSE: For the Staff’s information, the cash paid for business combination in our statement of cash flows is comprised of our assumed obligation to invest in the profit interest agreement in the amount of $1,140 and is presented net of cash held by TriGrow at the time of acquisition in the amount of $44. These amounts are disclosed and presented as separate items in Note 11 to the Financial Statements for the Six Months Ended June 30, 2020 on page F-31 of the Amended Registration Statement.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-26

34.	We note the discussion on pages 10, 70 and 75 of your new equipment financing program with extended payment terms of up to two-years. Please revise the filing to disclose your accounting policy for these arrangements under ASC 606-10-32-15 through 32-20.

RESPONSE: Under ASC 606-10-32-15 through 32-17, in determining the transaction price, an entity shall adjust the promised amount of consideration for the effects of the time value of money if the timing of payments agreed to by the parties to the contract (either explicitly or implicitly) provides the customer or the entity with a significant benefit of financing the transfer of goods or services to the customer. In those circumstances, the contract contains a significant financing component. The objective when adjusting the promised amount of consideration for a significant financing component is for an entity to recognize revenue at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when (or as) they transfer to the customer (that is, the cash selling price). However, a contract with a customer would not have a significant financing component if the difference between the promised consideration and the cash selling price of the good or service arises for reasons other than the provision of finance to either the customer or us, and the difference between those amounts is proportional to the reason for the difference.

ASC 606-10-32-18 provides that, as a practical expedient, we need not adjust the promised amount of consideration for the effects of a significant financing component if we expect that the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service will be one year or less. Although we do not believe that our contracts provide a significant financing component, the expected time period between payment by the customer and transfer of the good or service to the customer is typically one year or less, so if there were a significant financing component it would qualify for this practical expedient.

Sales contracts which includes our AVFU products

To date of this letter we signed ten (10) sales contracts for our AVFUs. Four (4) of those contracts were signed prior to January 1, 2020 (“Prior Contracts”) and did not include financing arrangements. As of June 30, 2020, we already delivered to the customers all the promised products under the Prior Contracts. At the beginning of 2020, we began to selectively offer financing option to customers and of the six (6) sales contract we signed after January 1, 2020, only one (1) contract included financing terms and four (4) included financing terms as an option. All of the sales contracts are stated at an amount that reflects the price the customer would pay for the promised goods or services if the customer had paid cash for those goods or services when (or as) they are transferred to the customer. In those circumstances, the contract contains a financing component, financing charges are added to the price of products or services.

Sales contracts which includes other products and services

As of the date of this letter, all of the sales contracts for our products (other than AVFUs) and services are for period that is shorter than 12 months.

To summarize, sales orders for products and services that we delivered until June 30, 2020 did not include financing arrangements and therefore such disclosure in our financial report is not necessary.

In certain limited instances, if our arrangements include an explicit or implicit financing component with payments extending more than a year beyond the transfer of the good or service to the customer, we will account for that financing component separately from the related revenue.

Note 11 — Business Combination
Acquisition of TriGrow, page F-31

35.	Please address the following related to your acquisition of TriGrow:

●	Tell us how you determined the $1.4 million fair value of common stock issued as consideration in the transaction. Explain how such valuation represents the price that would be received in an orderly transaction between market participants. See the fair value and market participant definitions in ASC 805-10-20.

●	Tell us how you concluded you did not need to provide audited financial statements of the acquiree under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of Regulation S-X.

RESPONSE:

●	We acquired TriGrow on January 22, 2020 for a consideration of 942,028 shares of our common stock. We used valuation analysis that was prepared as of March 20, 2020 to determine the price of $1.44 per common stock as the fair value of our common stock for the calculation the overall consideration of TriGrow. While the valuation analysis was prepared for tax planning and financial reporting purposes in recognition of Internal Revenue Code Section 409A (“409A”) and FASB Accounting Standards Codification Topic 718 – Stock Compensation (“ASC 718”), we believe that the proximity of the valuation analysis and the methodology provide very good indication for the fair value of our common stock.

For income tax purposes, the valuation analysis used the appropriate standard of value is fair market value, which is defined as: The price, expressed in terms of cash equivalents, at which such property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or to sell, and when both have reasonable knowledge of relevant facts. For financial reporting purposes, the valuation analysis used the appropriate standard of value is fair value, which is defined as: The amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Based on the information that we provided to the third party who prepared the valuation analysis, their assumptions and limiting conditions they concluded that the fair value and fair market value of one share of the Company’s common stock on a non-marketable, minority basis as of the Valuation Date is $1.44.

●	We have included the audited financial statements of TriGrow in the Amended Registration Statement.

Note 15 - Subsequent Events
Issuance of Stock Options, page F-35

36.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that options were priced utilizing the 409A valuation referred to in our response to Comment 35 and a subsequent 409A is currently being undertaken which we expect to be completed prior to the next filing of the Registration Statement. Once we have an estimated offering price or range, we can revisit with the Staff any differences between the conclusions of those 409A valuations and the estimated offering price and any accounting ramifications.

37.	Please expand your critical accounting policy disclosures on page 44 to provide high level details regarding the methodologies and approaches used to value your common stock including the nature of the material assumptions involved. To the extent third party valuations were performed, please discuss the results of such valuations and whether such valuations corroborated any internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.

RESPONSE: We have revised the critical accounting policy disclosures on page 45 of the Amended Registration Statement in accordance with the Staff’s comment.

General

38.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We thank the Staff in advance for its review of the foregoing and the Amended Registration Statement. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Raymond Chang
Raymond Chang Chief Executive Officer